May 9, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (317) 860-9191

Mr. C. Douglas Hanson
Vice President and Chief Financial Officer
Windrose Medical Properties Trust
3502 Woodview Trace, Suite 210
Indianapolis, IN  46268

Re:	Windrose Medical Properties Trust
	Form 10-K for the year ended December 31, 2004
	File No. 1-31375

Dear Mr. Hanson:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Note 2 Summary of Significant Accounting Policies

Real Estate Investments, page F-9
1. We understand from this note that the amounts allocated to above
market leases are included in acquired lease intangibles and are amortized as a reduction of rental revenue over the "remaining terms"
of the respective leases.   What consideration did you give to
amortizing this asset over the remaining non- cancelable lease term
of the respective leases assuming no renewals?   Further, what
consideration did you give to amortizing the below market lease values over the remaining initial lease term plus any fixed-rate renewal periods?

Service Operations, page F-9
2. We note that contract revenues are recognized using the percentage of completion method based on hours incurred in relation to total estimated hours to be incurred. In general, the staff has not objected to a revenue recognition model for service contracts that recognizes revenue as the service is performed using a proportional performance model as contemplated under SAB Topic 13. While this type of model would generally be an output-based approach, the staff has accepted an input-based approach where the input measures were deemed to be a reasonable surrogate for output measures. Please clarify for us how the Company determined that the use of an input-based methodology was appropriate.

Note 3 Derivative Instruments, page F-13
3. This note indicates that the interest rate swap acquired in connection with the acquisition of the Urology Center of the South was recorded as a liability equal to the breakage fee related presumably to terminating the swap. Please clarify to us if this was the same as the fair value of the swap and if not, what was the reasoning for recording the liability at the breakage fee amount versus fair value under SFAS 133.

Certifications
4. We note that Exhibits 31.04, 31.05 and 31.06 refer to a quarterly rather than an annual report on Form 10-K in several instances.
Please amend to conform to Item 601 of Regulation S-K.



*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response on
EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3496.



Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant


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Windrose Medical Properties Trust
May 9, 2005
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